

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

<u>Via E-mail</u>
Ania Wlodarkiewicz
Chief Executive Officer
FIGO Ventures, Inc.
3270 Electricity Drive
Windsor, Ontario
Canada N8W 5JL

  Re: FIGO Ventures, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 14, 2014
     File No. 333-195306

Dear Ms. Wlodarkiewicz:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 3</u>

1. We reissue comment ten from our letter dated May 7, 2014. Please revise the disclosure to explain the statement that "while there is current mining ongoing at the Rafael mine, we have just acquired a right to the concessions."

<u>Selling Shareholders, page 10</u>

2. Please revise the value of the underlying shares and the potential profit to the selling shareholders to also discuss the common stock being registered for conversion of the interest. In addition, please revise these sections to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible

debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders.

3. We note the statement on page ten in response to comment six from our letter dated May 7, 2014 that the company has a reasonable basis to believe that it will have the financial ability to make all payments. We note the lack of cash as of the most recent financial statements.

Description of Business page 14

4. We note your response to comment 15 from our letter dated May 7, 2014. Please revise the disclosure disclose the material terms of the lease assumption agreement. For instance, please clarify what "other good and valuable consideration" is as described in the lease assumption agreement with CGM. In addition, please clarify the nature of the interest in the mining concession, as we note Mr. Arango continues to mine the mineral concession. Lastly, please disclose the annual fee and explain why Mr. Arango paid this fee when the company was obligated under the terms of the agreement to pay such fees.

5. We note your response to comment 16 from our letter dated May 7, 2014 and we partially reissue the comment. Please quantify all payments associated with your land and mineral rights.

6. We note your response to comment 19 from our letter dated May 7, 2014. Please revise to remove the terms that you are unable to define associated with the underground workings.

7. Please forward to our engineer, as supplemental information and not as part of your filing, the geology report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

8. We reissue comment 23 from our letter dated May 7, 2014. We note the disclosure on page 17 regarding your planned exploration program. Provide a more detailed discussion of the work to be undertaken and provide clear disclosure regarding the impact lack of funding may have upon your proposed exploration program.

Statements of Operations, page F-3

9. We note you added Note 6 in response to comment 24 of our letter dated May 7, 2014. Please explain to us how $316,507 met the criteria to be extinguished pursuant to ASC 405-20-40-1. In this regard, please clarify your disclosure "the passing of the statue of limitations which is six years for the notes payable in the State of Nevada."

Directors and Executive Officers, page 25

    10. We note the disclosure regarding Mr. Young. Please revise to clearly disclose the terms of the arrangement or understanding between David Young and Robert Young pursuant to which Mr. Young was selected as an officer and director of the company, as required by Item 401(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

    11. Please disclose the address for each beneficial owner, as required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 28

    12. We reissue comment 33 from our letter dated May 7, 2014. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

Exhibits

    13. We note your response to comment 36 in our letter dated May 7, 2014. As Exhibit 10.1 is a lease assumption agreement, please provide a copy of the lease being assumed or advise. The agreement specifically states "See Attached Contract."

       You may contact Steve Lo, at (202) 551-3394, or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or Pam Howell, at (202) 551-3357, with any other questions.

                           Sincerely,

                           /s/ Pamela Howell
                           for

                           John Reynolds
                           Assistant Director

cc: Scott P. Doney, Esq.
     Cane Clark LLP